

Southern Union Company



RBC Capital Markets
Investor Meetings
April 6, 2010

www.sug.com



Forward-Looking Statements

Statements contained in this presentation that include company expectations or predictions of the future are forward-looking statements intended to be covered by the safe harbor provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934. It is important to note that the actual results of company earnings could differ materially from those projected in any forward-looking statements. For additional information refer to Southern Union Company's Securities and Exchange Commission filings.

Included in today's presentation are certain non-GAAP financial measures as defined under SEC Regulation G. A reconciliation of those measures to the most directly comparable GAAP measures is available at the end of this presentation.

Southern Union Contact:
Jack Walsh
Vice President - Investor Relations
212-659-3208
jack.walsh@sug.com



Company Overview

- Focus on natural gas infrastructure
    - Attractive industry outlook
    - Natural gas is key to America's energy future
    - High-quality assets with diverse supply and strong markets
- Principally regulated asset base
    - Provides earnings and cash flow stability through long-term contracts
    - Business model proven to weather economic cycles
- Organic growth projects provide low-risk growth trajectory

Map of Operations



New England Gas Company
PEI Power
Missouri Gas Energy
Panhandle Eastern Pipe Line
Trunkline Gas
Florida Gas Transmission
Southern Union Gas Services
Trunkline LNG
Sea Robin Pipeline
storage

Portfolio of Stable, High-Quality Assets



Company Facts

NYSE:SUG – December 31, 2009			
Total Annual Revenue	$2.2 billion		
Total Assets	$8.1 billion		
Total Debt	$3.6 billion		
Total Preferred Stock	$.12 billion		
Total Stockholder's Equity	$2.4 billion		
Total Capitalization	$6.1 billion		
Market Capitalization	$2.8 billion		
Shares Outstanding	124.4 million		
Annual Dividend/Yield	$.60 per share/2.6%		
Employees	2,446		
Security Ratings	Moody's	S&P	Fitch
Southern Union Co.	Baa3	BBB-	BBB-
Outlook	*Stable*	*Stable*	*Stable*
Panhandle Eastern	Baa3	BBB-	BBB
Outlook	*Stable*	*Stable*	*Stable*



Transportation & Storage

- Vast pipeline network with access to diverse supply sources and growing markets

- Approximately 15,000 miles of interstate pipelines with transportation capacity of 7.8 Bcf/d

- One of North America's largest liquefied natural gas (LNG) import terminals with peak send out of 2.1 Bcf/d and storage of 9 Bcf

- Owns/leases approximately 100 Bcf of storage

Provides Stable Earnings & Cash Flow



Transportation & Storage Assets

- **Panhandle Eastern Pipe Line**
  - 6,000 mile, 4-line system
  - 2.8 Bcf/d capacity
  - Supply – Rocky Mountains and mid continent
  - Primary Markets – Midwest including IN, IL and MI
- **Trunkline Gas Company**
  - 3,500 mile, 2-line system
  - 1.7 Bcf/d capacity
  - Supply – Gulf Coast and LNG
  - Primary Markets – TX, LA, & Midwest including IN and IL
- **Sea Robin**
  - 400 mile offshore gathering system
  - 1.0 Bcf/d capacity

- **Florida Gas Transmission (50% interest)**
  - 5,000 mile, system
  - 2.3 Bcf/d capacity
  - Supply – Gulf Coast and LNG
  - Primary Market – peninsular Florida
- **Storage Assets**
  - Includes Southwest Gas Storage, Panhandle Eastern and Trunkline Gas Company
  - Owns/leases ≈ 100 Bcf of storage in IL, KS, LA, MI and OK
- **Trunkline LNG**
  - One of nation's largest import terminals
  - Located in Lake Charles, LA
  - 2.1 Bcf/d of peak send out capacity
  - 9 Bcf of storage

Trunkline LNG:
Infrastructure Enhancement Project



Trunkline LNG installed infrastructure at its Lake Charles terminal to allow for ambient air vaporization of LNG and natural gas liquids processing.



Project Cost: approx. $430MM (excluding capitalized interest)

Operating Income: $55MM to $60MM

Depreciation: $12MM

EBITDA: $67MM to $72MM

In service: March 2010

- Contracted with BG LNG Services for 20 years
- Benefits
  - Gas quality control mechanism
  - Lower fuel consumption
  - Provides BG with greater supply flexibility due to NGL processing capability

FGT Phase VIII Expansion



Major scale expansion project from Mississippi to central and south Florida.

Project Cost: Approx. $2.4 Billion

In service: Spring 2011

Overview:

- 820 MMcf/day capacity design
- Approximately 74% contracted with 25 year contracts
- Approximately 500 miles of pipeline and 200,000 HP of compression



MISS
ALABAMA
GEORGIA
FLORIDA
PROPOSED METER STATION
COMPRESSOR ADDITION/MODIFICATION
PROPOSED NEW COMPRESSION
PROPOSED PIPELINE
ACQUIRED FROM FPL
EXISTING FGT
FGT PIPELINE
JOINT VENTURE
COMPRESSOR STATION
METER STATION



FGT Phase VIII Expansion Timeline

- Open season ran January 14 through February 15

- Filed FERC Certificate on October 31, 2008

- Received FERC Approval 4Q2009

- Target In-Service Date – Spring 2011

- Expect operating income of $240 to $260 million, depreciation of $50 million and EBITDA of approximately $290 to $310 million when fully subscribed

- FPL Capital provided Citrus with $500MM of mezzanine/term financing for project on October 1, 2008

- FGT issued $600MM of senior notes on May 8, 2009 yielding 7.926%

FGT Pascagoula Lateral



FGT Compressor Station 10

FGT Mainline

FGT Compressor Station 11

Joint project with Transco with direct connection to the Gulf LNG Terminal in Pascagoula, MS.

FGT (Existing)

FGT / Transco Pascagoula Lateral

Project Cost: $60MM
Operating income: $10MM
Depreciation: $1MM
EBITDA: $11MM
In service: 2011

- 20 year firm transportation agreement for 340 MMcf/day
- 15 miles 26-inch pipeline, 9 miles of 24-inch pipeline

FGT/Gulf South (Existing)

FGT/Transco (Existing)

Tie-in to FGT & Transco Mobile Bay Laterals

Gulf LNG Terminal

5.0 miles

Gulf LNG Pipeline

Mobile Bay Supply

11



Gathering & Processing

- Located in prolific, long-lived Permian Basin

- Approximately 5,500 miles of gas and gas liquids pipelines covering 16 counties in West Texas/Southeast New Mexico

- Two fully-integrated midstream systems (North and South) connected via high-pressure pipelines

- Four active cryogenic plants and six active treating plants
  - Restarted Mi Vida treating facility in February 2010
  - Expect to restart Halley processing plant in 4Q2010

- Attractive downstream markets

- Attractive contract mix: 98%+ POP / Fee-based

Map of Operations


LEA
GAINES
EDDY
WEST EUNICE COMP.
ANDREWS
MARTIN
JAL PLANT
KEYSTONE PLANT
ECTOR
MIDLAND
LOVING
WINKLER
HALLEY PLANT
CULBERSON
MI VIDA TREATER
BLOCK 16 TREATER
CRANE
UPTON
REAGAN
IRION
REEVES
SUGS Waha/Encina Header
COYANOSA PLANT
TIPPETT PLANT
SCHLEICHER
PUTNAM TREATER
PECOS
CROCKETT
GREY RANCH CO 2 TREATER
SUTTON
TERRELL
Fort Worth Headquarters
SOUTHERN UNION
GAS SERVICES
GAS GATHERING AND PROCESSING FACILITIES
Permian Basin Area
North System
South System
Major High Pressure Transfer Pipelines
NGL Pipeline
SUGS Junction
0
20
40
SCALE IN MILES
Mar. 5, 2010
50059 A
A.P.



North System

- Consists of the Jal and Keystone Systems
    - Low pressure integrated sour gas gathering systems
    - Average processed volumes over 200 MMcfd
    - 22,000+ barrels per day (bpd) NGL production
    - 225 MMcfd cryogenic processing capacity
    - 325 MMcfd sour gas treating capacity
    - 40 tons per day sulfur plant capacity
    - Recent compression and high pressure pipeline upgrades
    - Treating capacity expansion at Jal 3 plant, including acid gas injection well, completed early 2009



South System

- Consists of the Mi Vida, Coyanosa and Tippett Systems
  - High pressure integrated sweet and sour gas gathering systems
  - Average wellhead volumes 270 MMcfd
  - Average processed volumes 170 MMcfd
  - 11,000+ bpd NGL production
  - 190 MMcfd cryogenic processing capacity
  - 250 MMcfd sour gas treating capacity
- Grey Ranch System (50% ownership)
  - High CO_2 gathering and treating system
  - Earn fixed fee for removing CO_2 from gas
  - 200 MMcfd treating capacity



High Pressure Transfer System

- Consists of 84 miles of 16-inch and 24-inch pipelines
- Provides operational flexibility
  - Transfer processable gas between plants
  - Move sour, lean gas between treaters
- Options available to increase residue gas value
  - Capture basis differential between Permian and WAHA outlets



Gas Supply Contracts

- Substantially eliminated true keep whole exposure
- Changed gas pricing mechanism – First of Month to Gas Daily
  - Matches daily priced gas to daily priced NGL's
  - Mitigates risk from daily volume swings
- Producer indemnifications negotiated on many capital intensive projects

January 2010 Total System Wellhead Volumes



Wellhead Purchases 2%
Conditioning Fee 9%
Percent of Proceeds 51%
Fee Based 38%

Focused Effort to Mitigate Contract Risk

2010 Growth Opportunities

- **Grayburg, Drinkard and San Andres Formations**
  - Substantial infill drilling activity
  - Apache and Range Resources currently active
- **Bone Springs and Delaware Formations**
  - Horizontal, oil directed drilling area
  - Chesapeake, Bass, Oxy, Cimarex, EOG, Anadarko, Marbob, Yates ,et al
- **Clearfork and Wolfberry Formations**
  - Horizontal, oil directed drilling area
  - SandRidge, Conoco, COG, Mariner, et al
- **Ozona / Sonora Area Pipeline Expansion**
  - Low-cost conversion of idle crude line to gathering service
  - Access to known production



LEA
GAINES
EDDY
WEST EUNICE COMP.
ANDREWS
MARTIN
HOWARD
JAL PLANT
KEYSTONE PLANT
LOVING
ECTOR
MIDLAND
GLASSCOCK
STERLING
HALLEY PLANT
CULBERSON
MI VIDA TREATER
BLOCK 16 TREATER
CRANE
UPTON
REAGAN
IRION
REEVES
SUGS Waha/Encina Header
COYANOSA PLANT
TIPPETT PLANT
SCHLEICHER
PUTNAM TREATER
PECOS
CROCKETT
GREY RANCH CO 2 TREATER
SUTTON
TERRELL
SOUTHERN UNION
GAS SERVICES
GAS GATHERING AND PROCESSING FACILITIES
Permian Basin Area
North System
South System
Major High Pressure Transfer Pipelines
NGL Pipeline
SUGS Junction
PLANT
TREATER
COMPRESSOR
SCALE IN MILES
50059 C
A.P.

18



Gathering & Processing Assumptions

- Positive processing spread environment encourages optimal Natural Gas Liquid recoveries; Normalized fuel, flare and unaccounted-for volumes

- 2010 projected equity volumes
  - Natural Gas Liquids equivalent of 40,000 to 45,000 MMBtu/d
  - Natural Gas of 7,000 to 15,000 MMBtu/d

- 2010 hedge positions
  - 40,000 MMBtu/d of NGL equivalent at $10.44
  - 5,000 MMBtu/d of natural gas $5.33

- 2011 hedge positions
  - 25,000 MMBtu/d of NGL equivalent at $11.63



Distribution

- **Missouri Gas Energy**
  - Provides natural gas to over 500,000 customers
  - Nearly 13,000 miles of main and service lines
  - Received a $16.2MM annual base rate increase effective February 28, 2010
    - New rate design eliminates impact of weather or conservation on margin for residential and small general service customer classes

- **New England Gas Company**
  - Provides natural gas to 50,000 customers
  - Nearly 2,000 miles of main and service lines
  - Received $3.7MM in increased annual base rates in February 2009



Corporate & Other

- Corporate segment provides administrative and support functions to business segments and allocates expenses as appropriate

- Other segment primarily consists of PEI Power Corporation which owns interests in and operates 75 MW of generating assets in the PJM ISO and Fall River Gas Appliance



Summary

- Focus on natural gas related infrastructure

- Actively managed hedging program helps mitigate volatility in NGL margins

- Organic growth projects with clear visibility towards earnings and cash flow growth

- Balance preservation of investment grade credit ratings and return of capital to shareholders

Compelling Vision and Clear Strategic Plan



2010 Financial Outlook



2010 Outlook

- 2010 adjusted net earnings per share of $1.75 to $1.95
- 2010 reported net earnings per share of $1.92 to $2.12



* - See the reconciliation of EPS to Adjusted EPS on the following slide.



EPS Reconciliation

	Year ended December 31,		
	2010E	2009	2008
Reported earnings per share	$1.92 to $2.12	$ 1.37	$ 2.26
Adjustments:			
Mark to market loss (gain) on open economic hedges	-	0.23	(0.30)
Mark to market gain (loss) recorded in prior period	(0.17)	0.30	-
Provision for hurricane related costs	-	0.05	-
Environmental insurance settlements	-	(0.10)	-
Reversal of provision for take-or-pay obligations	-	(0.03)	-
Loss on extinguishment of preferred stock	-	-	0.03
Tax impact of dividends received deduction	-	-	(0.18)
Adjusted earnings per share	$1.75 to $1.95	$ 1.82	$ 1.81



2010 Consolidated Adjusted EBITDA



(1) EBITDA is defined as net earnings before interest, taxes, depreciation and amortization. EBITDA includes Southern Union's 50% interest in the total EBITDA of Citrus Corp, excluding AFUDC and related tax gross-up. Citrus Corp.'s primary operating asset is Florida Gas Transmission. See the Reg. G reconciliation at the end of this presentation for specific adjustments.



2010 Adjusted Segment EBITDA

EBITDA[1] ($ millions)

Corporate & Other	$0 - $5
Distribution	$90 - $100
Gathering & Processing	$100 - $120
Citrus (50% interest)	$185 - $195
Transportation & Storage	$495 - $510
Total	$870 - $930

$0 $200 $400 $600 $800 $1,000

(1) EBITDA is defined as net earnings before interest, taxes, depreciation and amortization. EBITDA includes Southern Union's 50% interest in the total EBITDA of Citrus Corp, excluding AFUDC and related tax gross-up. Citrus Corp.'s primary operating asset is Florida Gas Transmission. See the Reg. G reconciliation at the end of this presentation for specific adjustments.

2010 Adjusted EBITDA by Segment



0%

11%

13%

76%

- Transportation & Storage
- Gathering & Processing
- Distribution
- Corporate & Other

Note: Transportation & Storage segment includes Southern Union's 50% interest in Citrus.

Regulated Assets Provide Stability to Cash Flows



2010 Net Capital Expenditure Guidance

Business Segment	Maintenance	Growth	Total
Southern Union Company		($ millions)	
Transportation & Storage[1]	$ 135 - 150	$ 15 - 20	$ 150 - 170
Gathering & Processing	25 - 30	50 - 65	75 - 95
Distribution	45 - 50	5 - 10	50 - 60
Corporate & Other	0 - 5	0	0 - 5
SUG Consolidated	$ 205 - 235	$ 70 - 95	$ 275 - 330
Citrus Corp.[2]	$ 100 - 110[3]	$ 690 - 710[4]	$ 790 - 820

(1) Transportation and storage excludes Citrus Corp.
(2) Represents SUG's 50% interest in Citrus Corp.
(3) Includes approximately $20 million related to the Florida pipeline relocation projects.
(4) Growth capital at Citrus Corp. primarily relates to the FGT Phase VIII expansion.



SUG General Assumptions

- Approximately 125 million weighted average diluted shares outstanding

- Effective income tax rate of 30.3%

- Interest expense, net of capitalized interest, approximately $225 to $235 million



Reg. G Reconciliation

Segment ($ millions)		2008	2009	2010E
Transportation & Storage[1]:	Operating income	$ 328	$ 335	$ 360 - 375
	Other income	2	2	-
	Adjustments:			
	Depreciation & amortization	104	114	135
	Provision for hurricane repair costs	-	10	-
	Take-or-pay provision reversal	-	(6)	-
	Environmental insurance settlements	-	(1)	-
	EBITDA	$ 434	$ 454	$ 495 - 510
Citrus Corp. (50%):	Operating income	$ 138	$ 136	$ 125 - 135
	Other income	4	28	72
	Adjustments:			
	Depreciation & amortization	53	55	60
	Equity AFUDC[2]	(6)	(30)	(72)
	Adjusted EBITDA	$ 189	$ 189	$ 185 - 195
Gathering & Processing:	Operating income	$ 146	$ (45)	$ 50 - 70
	Other income	(1)	4	5
	Adjustments:			
	Depreciation & amortization	63	67	75
	MTM accounting adjustments[3]	(60)	105	(30)
	Adjusted EBITDA	$ 148	$ 131	$ 100 - 120



Reg. G Reconciliation – continued

Segment ($ millions)		2008		2009		2010E
Distribution:	Operating income	$	63	$	60	$	55 - 65
	Other income		(2)		7		2
	Adjustments:						
	Depreciation & amortization		31		31		33
	Environmental insurance settlements		-		(8)		-
	EBITDA	$	92	$	90	$	90 - 100
Corporate & Other[4]:	Operating income	$	(8)	$	(3)	$	(3) - 2
	Other income		3		13		1
	Adjustments:						
	Depreciation & amortization		2		2		2
	Environmental insurance settlements		-		(11)		-
	EBITDA	$	(3)	$	1	$	0 - 5
Total Adjusted EBITDA:		$	860	$	865	$	870 - 930

(1) Excludes Citrus Corp. which is separately listed for presentation purposes. Southern Union's 50% interest in Citrus Corp. is recorded in equity earnings from unconsolidated investments for GAAP purposes.

(2) Adjusts for non-cash equity AFUDC and related tax gross-up for the Phase VIII expansion.

(3) Adjusts for the mark-to-market impact of economic hedges.